BAKER & MCKENZIE

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Washington, DC

January 5, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Semi-annual Securities Report for the 29th Business Year dated December 24, 2004 (brief explanation in lien of translation).

Thank you for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

dlw 1/11

SI
Enclosure

cc: BELLUNA CO., LTD.
THE BANK OF NEW YORK

File No. 82-5233

Brief Explanation of
Semi-annual Securities Report for the 29th Business Year dated December 24, 2004

This information is Semi-annual Securities Report, so-called *Hanki Hokokusho*, which should be submitted by the reporting company whose shares are typically listed on the stock change in Japan to the relevant finance bureau no later than three months after the end of first half of each fiscal year pursuant to Article 24-5 of the Securities and Exchange Law of Japan. The purpose of this disclosure requirement is for investors to make proper and accurate judgment on the financial conditions and business performances of the reporting company.

The Semi-annual Securities Report includes financial statements for the first half of relevant fiscal year and other certain information which may be material to an investment decision.

The Semi-annual Securities Report of BELLUNA CO., LTD. (the "Company") states the following information:

- As of September 30, 2004, the Company has seven consolidated subsidiaries. For the six months ended September 30, 2004, total consolidated net sales amounted to ¥53,494 million (¥50,651 million for the six months ended September 30, 2003) and non-consolidated net sales amounted to ¥47,086 million (¥46,076 million for the six months ended September 30, 2003).
- For the six months ended September 30, 2004, consolidated operating income amounted to ¥4,504 million (¥4,182 million for the six months ended September 30, 2003) and non-consolidated operating income amounted to ¥3,216 million (¥3,776 million for the six months ended September 30, 2003).
- For the six months ended September 30, 2004, consolidated net income amounted to ¥2,801 million (¥2,576 million for the six months ended September 30, 2003) and non-consolidated net income amounted to ¥2,072 million (¥2,362 million for the six months ended September 30, 2003). The company mainly engaged in catalog business.
- As of September 30, 2004, the number of regular employees on a consolidated basis is totally 913.
- The consolidated total shareholders' equity of the Company was ¥44,930 million as of September 30, 2004.

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